UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   N/A   to   N/A

Commission File Number 1-5046

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Con-way Retirement Savings Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Con-way Inc.

2211 Old Earhart Road, Suite 100

Ann Arbor, MI  48105

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Con-way Retirement Savings Plan
(Name of Plan)

June 23, 2011	/s/ Michael J. Morris
Michael J. Morris
Chairman, Con-way Inc. Administrative Committee

CON-WAY RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm)

CON-WAY RETIREMENT SAVINGS PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits – December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits – Year ended December 31, 2010	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010	11

Report of Independent Registered Public Accounting Firm

To the Con-way Inc. Administrative Committee

Con-way Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Con-way Retirement Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Perkins & Company, P.C.

Portland, Oregon

June 23, 2011

CON-WAY RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009
	2010	2009
Assets:
Investments, at fair value:
Shares in registered investment companies	$731,017,178	$636,820,281
Common trust funds	252,612,921	242,263,297
Con-way Common Stock	238,398,088	211,037,303
Total investments	1,222,028,187	1,090,120,881
Net assets held in 401(h) account	40,596,807	38,271,927
Receivables:
Participant contributions	258,754	160,878
Con-way contributions	8,589,367	8,993,985
Notes receivable from participants	84,106,032	70,171,408
Total receivables	92,954,153	79,326,271
Cash	656,222	367,920
Total assets	1,356,235,369	1,208,086,999
Liabilities:
Amounts related to obligation of 401(h) account	(40,596,807)	(38,271,927)
Net assets available for benefits	$1,315,638,562	$1,169,815,072
See accompanying notes to financial statements.

CON-WAY RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2010

Additions:
Participant contributions	$72,298,645
Con-way contributions	36,357,993
Rollover contributions	1,125,447
Dividend and interest income	19,609,152
Net appreciation in fair value of investments	112,115,119
Total additions	241,506,356
Deductions:
Distributions to participants	(95,635,165)
Transfer to Con-way Personal Savings Plan	(47,701)
Total deductions	(95,682,866)
Net increase	145,823,490
Net assets available for benefits, December 31, 2009	1,169,815,072
Net assets available for benefits, December 31, 2010	$1,315,638,562
See accompanying notes to financial statements.

CON-WAY RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)	Description of Plan

The following description of the Con-way Retirement Savings Plan (the Plan or RSP) is provided for general information purposes only. Participants should refer to the Con-way Employee Benefits Plan Description or the Plan document for more complete information. The term “Con-way” or “Company” refers to Con-way Inc. and subsidiaries.

(a)	General

The Con-way sponsored Plan is a defined contribution plan with profit-sharing, salary deferral and employee stock ownership plan (ESOP) features and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code (the Code). The plan also provides medical benefits for retired participants, as described below.

Overall responsibility for administering the Plan rests with the Con-way Inc. Administrative Committee (the Committee), which is appointed by the Chief Executive Officer of Con-way. The Plan’s trustee, T. Rowe Price (the Trustee), is responsible for the management and control of the Plan’s assets, which are held in individual participant investment accounts (collectively known as the Trust).

Con-way has designated a portion of the ESOP feature of the Plan to be a money purchase pension plan and added medical benefits for retired participants, as described in note 3, Retiree Health Savings Account.

(b)	Eligibility

Effective January 1, 2010, Con-way amended the Plan to limit participation to those employees participating as of December 31, 2009.

(c)	Contributions

Participants may contribute up to 50% of their eligible compensation subject to certain limitations.

The plan provides for Matching contributions equal to 50% of the first six percent of eligible compensation that participants contribute to the plan, Basic contributions that range from 3% to 5% of eligible compensation depending on years of service, and Transition contributions that range from 1% to 3% of the participants’ eligible compensation, depending on the participants’ combined age and years of service as of December 31, 2006. For the periods presented, the Matching and Transition contributions were suspended and the Basic contributions were limited to no more than 3% of an employee’s eligible compensation.

Con-way’s contributions to the Plan of $36,357,993 for the year ended December 31, 2010 consisted of non-cash contributions of Con-way Common Stock.

The minimum funding requirements of the money purchase portion of the plan have been met.

CON-WAY RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(d)	Participant Accounts

The Plan allows participants to select any one or more of the investment funds established under the Plan in which contributions can be invested. As with balances in other invested funds, participants may transfer Con-way’s contributions to investments other than Con-way equity.

A separate account is maintained for each participant of the Plan. Allocations of Con-way’s contributions are based upon a percentage of participant contributions, as described above. Allocations of net Plan earnings are based upon participant account balances, as defined. Participants are only entitled to the vested benefits.

(e)	Vesting

Participants’ contributions plus earnings thereon vest immediately. The Basic and Transition contributions vest immediately. Con-way’s Matching contributions vest after two years of service with Con-way. If the employee is terminated prior to two years of service, the Matching contributions are forfeited. Forfeited balances are used to reduce future Con-way contributions. At December 31, 2010 and 2009, forfeitures totaling $75,000 and $57,000, respectively, were available to reduce future contributions. In 2010, Con-way contributions were reduced by $250,000 from forfeited nonvested accounts.

(f)	Notes Receivable from Participants

The Plan has a loan provision allowing participants access to funds. Loans can be no less than $1,000 and cannot exceed the lesser of $50,000 or 50% of a participant’s vested account balance (subject to administrative adjustment to assure compliance with the 50% limit). Loans can be made for a term not to exceed 4-1/2 years. Loans outstanding at December 31, 2010 bear interest at rates ranging from 4.25% to 10.50%. Principal and interest are paid ratably through payroll deductions. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

(g)	Payments and Benefits

Participants can receive a total distribution from their accounts upon death or termination of employment. Disabled participants can receive a partial distribution of their accounts, provided they qualify for benefits under Con-way’s long-term disability coverage. Other types of withdrawals are permitted by the Plan in limited situations. Participants can elect to have their accounts distributed in a single lump sum or in a series of substantially equal annual installments, as defined by the Plan. Distributions will be made in cash except participant accounts invested in Con-way Common Stock can, at the direction of the participant, be paid in shares.

(h)	Plan Termination

Although Con-way has no current intention to terminate the Plan, it may do so at any time by resolution of the Board of Directors. In the event that the Plan is terminated, the net assets of the Plan shall be distributed to participants in the amount credited to their accounts.

CON-WAY RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(2)      Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting.

(b)	Investments

The Plan offers various investments in securities that are generally exposed to various risks, such as interest-rate, credit and overall market-volatility risks. Investments are reported at fair value. Due to the risk associated with certain investment securities, it is reasonably possible that the value of investment securities will change and that such changes could materially affect amounts reported in the statements of net assets available for benefits.

(c)	Income Recognition

The annual change in market value, including realized gains and losses, is reported in net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for benefits.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade-date basis.

(d)	Operating Expenses

During 2010, administrative expenses of the Plan were paid by Con-way and by Plan participants. Participant payments of administrative expenses were collected in administrative fees through a reduction in certain funds’ net asset value and paid directly to the Trustee. Certain funds also charge investment management fees in accordance with each fund’s prospectus, through a reduction in the funds’ net asset value.

(e)	Payment of Benefits

Benefits paid to participants are recorded upon distribution.

(f)	Estimates

Con-way makes estimates and assumptions when preparing the financial statements in conformity with U.S. generally accepted accounting principles. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

(g)	Adoption of New Accounting Standards

In September 2010, the FASB issued Accounting Standards Update (ASU) 2010-25, “Plan Accounting-Defined Contribution Pension Plans.” The ASU was codified into the “Plan Accounting-Defined Contribution Pension Plans” topic of the FASB Accounting Standards Codification and requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued

CON-WAY RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

interest. The accounting guidance in ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and requires reclassification of all periods presented. Accordingly, participant loans are reported as receivables in the statements of net assets available for benefits and the prior-year balance has been reclassified to conform to the current-year presentation.

(3)	Retiree Health Savings Account

The Plan includes a medical benefit that funds a portion of the postretirement obligation for retirees and their beneficiaries in accordance with Section 401(h) of the Code. A separate account has been established and maintained in the Plan for the net assets related to the medical benefit (the 401(h) account). In accordance with Code Section 401(h), the Plan’s investments in the 401(h) account may not be used for, or diverted to, any other purpose other than providing health benefits for retirees and their beneficiaries. Plan participants do not contribute to the 401(h) account and do not direct the investment choices. Employer contributions to the 401(h) account are determined annually at the discretion of Con-way and are subject to certain limitations as defined by the Code.

Upon reaching age 45, completing five or more years of service and completing 1,000 or more paid hours of service in the Plan year, each noncontractual employee is eligible for a retiree medical allocation with respect to that Plan year. Retiree medical allocations for each 401(h) Plan participant are equal, except for allocations to participants retiring in the current plan year, for whom the allocation will be a pro-rata portion of the amount allocated to other participants based on the number of quarters employed in the year of retirement. Benefits to individual participants are limited to the total accumulated retiree medical allocation, plus interest credited quarterly and based on the five-year Treasury Constant Maturity rate as published by the Federal Reserve Board. In order to access their benefit balance during retirement, a participant must be at least age 55 with at least 10 years of service at retirement, or be at least age 65 at retirement. Any remaining unclaimed benefit will be forfeited to the Plan upon a participant’s death or termination of employment prior to retirement eligibility.

(4)	Fair-Value Measurements

Assets and liabilities reported at fair value are classified in one of the following three levels within the fair-value hierarchy:

Level 1 – Quoted market prices in active markets for identical assets or liabilities

Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data

Level 3 – Unobservable inputs that are not corroborated by market data

CON-WAY RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

The following table summarizes the valuation of Plan assets within the fair-value hierarchy:

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Shares in registered
investment companies
U.S. large company growth	$205,589,907	$—	$—	$205,589,907
U.S. large company value	90,326,849	—	—	90,326,849
U.S. small company growth	40,102,686	—	—	40,102,686
International equity	55,522,667	—	—	55,522,667
Targeted retirement date	278,774,685	—	—	278,774,685
Fixed income	60,700,384	—	—	60,700,384
Total registered investment
companies	731,017,178	—	—	731,017,178

Common trust funds
U.S. equity index	—	33,263,858	—	33,263,858
Balanced	—	50,304,903	—	50,304,903
Fixed income	—	21,817,064	—	21,817,064
Money market	—	147,227,096	—	147,227,096
Total common trust funds	—	252,612,921	—	252,612,921

Con-way Common Stock	238,398,088	—	—	238,398,088
Total assets at fair value	$969,415,266	$252,612,921	$—	$1,222,028,187

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Shares in registered
investment companies
U.S. large company growth	$182,986,776	$—	$—	$182,986,776
U.S. large company value	82,055,027	—	—	82,055,027
U.S. small company growth	30,960,563	—	—	30,960,563
International equity	50,969,105	—	—	50,969,105
Targeted retirement date	233,869,374	—	—	233,869,374
Fixed income	55,979,436	—	—	55,979,436
Total registered investment
companies	636,820,281	—	—	636,820,281
Common trust funds
U.S. equity index	—	30,284,159	—	30,284,159
Balanced	—	47,200,106	—	47,200,106
Fixed income	—	20,458,015	—	20,458,015
Money market	—	144,321,017	—	144,321,017
Total common trust funds	—	242,263,297	—	242,263,297

Con-way Common Stock	211,037,303	—	—	211,037,303
Total assets at fair value	$847,857,584	$242,263,297	$—	$1,090,120,881

Registered investment companies are stated at fair value, based on their published net asset value. These registered investment companies are publicly traded and are considered to have readily determinable fair values. Common and collective trusts are not publicly traded and do not have readily determinable fair values. Accordingly, common and collective trusts are valued at their net asset value per unit based on the value of the underlying investments.  Investments in common and collective trusts can generally be redeemed without restriction; however, in certain cases, redemption or purchase may be limited to prevent excess and/or short-term trading. Con-way Common Stock is stated at fair value based on the quoted market price.

CON-WAY RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(5)	Investments

The following investments represent 5% or more of the Plan’s net assets.

	December 31,
	2010	2009
Shares in registered investment companies:
T. Rowe Price Growth Stock Fund, 3,847,736 and
4,039,023 shares, respectively	$123,704,707	$111,113,537
T. Rowe Price Equity Income Fund, 3,812,868 and
3,909,244 shares, respectively	90,326,849	82,055,027
T. Rowe Price Science and Technology Fund, 3,053,139
and 3,249,242 shares, respectively	81,885,200	71,873,239
Common trust funds:
T. Rowe Price U.S. Treasury Money Market Trust,
147,227,096 and 144,321,017 shares, respectively	147,227,096	144,321,017
Con-way equity:
Con-way Common Stock, 6,518,952 and 6,045,182
shares, respectively	238,398,088	211,037,303

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Shares in registered investment companies	$87,998,584
Common trust funds	10,764,764
Con-way Common Stock	13,351,771
$112,115,119

(6)	Income Tax Status

The Internal Revenue Service (IRS) has determined and informed Con-way by a letter dated August 20, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, Con-way believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, Con-way believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.  In 2009, the Plan applied for a new determination letter in accordance with IRS requirements. The IRS has acknowledged receipt of the Plan’s application. To date, the Plan has not received any comments from the IRS on its application.

CON-WAY RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(7)	Related-Party Transactions

Certain Plan investments are shares in registered investment companies and common trust funds managed by T. Rowe Price, the Plan trustee, as defined. Therefore, these investments and investment transactions qualify as party-in-interest transactions.

(8)	Reconciliation to Form 5500

The following is a reconciliation of net assets available for plan benefits.

	December 31
	2010	2009
Net assets available for benefits – financial statements	$1,315,638,562	$1,169,815,072
Net assets held in 401(h) account included as assets in
Form 5500:
Shares in registered investment companies	40,596,807	38,271,927
Net assets available for benefits – Form 5500	$1,356,235,369	$1,208,086,999

The assets in the 401(h) account included in Form 5500 are not available to pay 401(k) benefits and can be used only to pay retiree health benefits.

The following are reconciliations of certain changes in net assets available for plan benefits:

		Retiree health
	Financial	savings account
	statements	(401(h) account)	Form 5500
Year ended December 31, 2010:
Net appreciation in fair value of
investments	$112,115,119	$3,352,560	$115,467,679
Distributions to participants	(95,635,165)	(1,027,680)	(96,662,845)

				Schedule I
CON-WAY RETIREMENT SAVINGS PLAN
EIN 94-1444798
Plan No. 003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010
	Identity of issuer,
	borrower, lessor,	Description of investment including maturity date,		Current
	similar party	rate of interest, collateral, par, or maturity value	Cost	value
		Shares in registered investment companies:
*	T. Rowe Price	Growth Stock Fund (3,847,735.827 shares)	$106,272,280	$123,704,707
*	T. Rowe Price	Equity Income Fund (3,812,868.273 shares)	80,399,172	90,326,849
*	T. Rowe Price	Science and Technology Fund (3,053,139.438 shares)	68,042,448	81,885,200
	Dodge & Cox	Dodge and Cox International Stock Fund
		(1,554,821.250 shares)	49,783,078	55,522,667
	PIMCO	PIMCO Total Return Fund (5,594,505.449 shares)	61,043,145	60,700,384
*	T. Rowe Price	Small-Cap Stock Fund (1,164,759.974 shares)	32,448,929	40,102,686
*	T. Rowe Price	Retirement Income Fund (337,668.417 shares)	4,150,649	4,426,833
*	T. Rowe Price	Retirement 2005 Fund (268,637.491 shares)	2,861,792	3,046,349
*	T. Rowe Price	Retirement 2010 Fund (1,073,903.876 shares)	15,132,544	16,473,685
*	T. Rowe Price	Retirement 2015 Fund (3,212,250.620 shares)	34,648,676	38,193,660
*	T. Rowe Price	Retirement 2020 Fund (3,760,617.690 shares)	55,496,855	61,824,555
*	T. Rowe Price	Retirement 2025 Fund (3,890,348.140 shares)	41,751,339	46,839,792
*	T. Rowe Price	Retirement 2030 Fund (2,609,196.106 shares)	39,964,105	45,086,909
*	T. Rowe Price	Retirement 2035 Fund (1,957,406.389 shares)	21,142,543	23,939,080
*	T. Rowe Price	Retirement 2040 Fund (1,141,249.531 shares)	17,527,687	19,880,567
*	T. Rowe Price	Retirement 2045 Fund (1,119,700.858 shares)	11,471,413	12,999,727
*	T. Rowe Price	Retirement 2050 Fund (448,675.972 shares)	3,887,643	4,370,104
*	T. Rowe Price	Retirement 2055 Fund (175,848.828 shares)	1,509,658	1,693,424
		Common trust funds:
*	T. Rowe Price	Equity Index Trust Class C (2,516,176.862 shares)	29,067,958	33,263,858
*	T. Rowe Price	Bond Index Trust (726,993.150 shares)	20,806,109	21,817,064
*	T. Rowe Price	U.S. Treasury Money Market Trust
		(147,227,095.940 shares)	147,227,096	147,227,096
*	T. Rowe Price	Retirement Strategy Trust-Balanced
		(1,589,914.749 shares)	45,429,379	50,304,903
		Common Stock:
*	Con-way Inc.	Con-way Common Stock (6,518,952.378 shares)	222,980,453	238,398,088
		Participant loans:
*	Plan participants	Participant loans with interest from 4.25% to
		10.50% and maturity dates through 2015	—	84,106,032
				1,306,134,219
		Investments held in 401(h) account:
	PIMCO	PIMCO Total Return Fund (3,741,641.164 shares)	40,460,112	40,596,807
				$1,346,731,026
*	Represents a party-in-interest as of December 31, 2010.
Note: Cost is calculated using the current value rolling-average cost method.
See accompanying report of independent registered public accounting firm.